SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

WORLD RACING GROUP, INC.
(Name of the Issuer)

WORLD RACING GROUP, INC. VICIS CAPITAL MASTER FUND
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

25459N102
(CUSIP Number of Class of Securities)

Brian M. Carter Chief Executive and Financial Officer World Racing Group, Inc. 7575 Westwinds Boulevard, Suite D Concord, North Carolina 28927 (704) 795-7223
(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

with copies to:

Daniel W. Rumsey Disclosure Law Group 6080 Centre Drive, Suite 600 Los Angeles, California 90045 (310) 242-5699	Hoyt R. Stastney Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5143

     This statement is filed in connection with (check the appropriate box):

[X]    The filing of solicitation materials or an information statement subject to Regulation 14A,
          Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
[   ]    The filing of a registration statement under the Securities Act of 1933.
[   ]    A tender offer
[   ]    None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction:    [   ]

Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$8,000.00	$0.00

* Transaction Value is calculated based upon $0.10 per share to be paid to shareholders in lieu of the issuance of fractional shares expected to be created by the Rule 13e-3 transaction.

**Determined pursuant to Rule 0-11(b)(1) based on 1/50 of 1% of Transaction Value.  Because the filing fee payable was less than $1.00, no filing fee was paid.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

-i-

INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by World Racing Group, Inc. (the "Company") and Vicis Capital Master Fund (“Vicis”, and together with the Company, the “Filing Parties”).

     Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the "Information Statement") pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party, or that any other Filing Party is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.  Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Information Statement under the captions "Summary Term Sheet" and "Questions and Answers About the Reverse Stock Split" is incorporated herein by reference.

Item 2.  Subject Company Information

Regulation M-A Item 1002

     (a) Name and Address. World Racing Group, Inc. is the subject company. Its principal executive office is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927 and its telephone number is (704) 795-7223.

     (b) Securities. As of February 6, 2009, there were 42,521,734 outstanding shares of common stock, par value $0.0001, of the Company ("Common Stock").

     (c) Trading Market and Price. The Company's Common Stock is traded on OTC Bulletin Board under the symbol "WRGI.OB" The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split" and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years, and the Company is restricted from declaring or paying any dividends on the Common Stock so long as shares of the Company’s Preferred Stock remain outstanding. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split" and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (e) Prior Public Offerings.  None

     (f) Prior Stock Purchases.           On December 31, 2008, the Company entered into a Series A Preferred Purchase Agreement with Vicis, pursuant to which the Company issued 350 shares of its 10% Cumulative Perpetual Series A Preferred Stock (“Series A Shares”) for $10,000 per Series A Share, resulting in gross proceeds to the Company of $3.5 million.  In addition, the Company issued 28,500 shares of its Common Stock to Vicis for each Series A Share purchased, resulting in the issuance of 9,975,000 shares of Common Stock in the aggregate.

On June 9, 2008, Vicis purchased 1,092,523 shares of the Company’s Common Stock at a purchase price of $0.18 per share.  In addition, on December 31, 2006, Vicis purchased 2,074,995 shares of the Company’s Common Stock at a purchase price of $0.41 per share.   As a result of the foregoing purchases, Vicis owns approximately 13.9 million shares of our Common Stock, representing approximately 32.7% of our Common Stock issued and outstanding.

Item 3.  Identity and Background of the Filing Person.

Regulation M-A Item 1003(a)-(c)

     (a) Name and Address.

World Racing Group, Inc., is the subject company, and a Filing Person of this Schedule 13E-3. The business office address for the Company is 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927, and the business telephone number for the Company is (704) 795-7223. The directors of the Company are:  Robert F. Hussey (Chairman), Brian M. Carter, Cary J. Agajarnian and Daniel W. Rumsey. The executive officers of the Company are Tom W. Deery (President and Chief Operating Officer), Mr. Carter (Chief Executive and Financial Officer) and Benjamin L. Geisler (Executive Vice-President and Chief Marketing Officer). The address of each officer and director is 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.

Vicis Capital Master Fund is a Filing Person of this Schedule 13E-3.  The business office address for Vicis is 445 Park Avenue, 16th Floor, New York, New York, 10022, and the business telephone number is 212-909-4600.

     (b) Business and Background of Entities.  Vicis Capital Master Fund is a Cayman Island Trust, for which Vicis Capital LLC serves as the investment advisor.   Vicis Capital Master Fund has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has it been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c) Business and Background of Natural Persons. With respect to each current officer and director of the Company:

Brian M. Carter.  Mr. Carter has served as the Chief Executive Officer of the Company since November 15, 2007, has served as the Company’s Chief Financial Officer since February 1, 2005, and as a Director since November 29, 2007. The Company is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.  Prior to joining the Company, he served as the Vice President and Chief Financial Officer of Prescient Applied Intelligence, Inc. (“Prescient”) and served on Prescient’s Board of Directors from December 23, 2003 until March 2006.

Tom W. Deery. Mr. Deery has served as the Company’s President since March 1, 2006, and served as the Company’s acting Chief Executive Officer from May 19, 2006 to November 15, 2007. The Company is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.  From November 2002 until joining the Company, Mr. Deery was the Senior Vice President, Motorsports for Rand Sports and Entertainment Insurance.

Benjaman L. Geisler. Mr. Geisler has served as the Company’s Executive Vice President and Chief Marketing Officer since November 15, 2007, and served as Executive Vice President of Operations from March 1, 2006 to November 15, 2007. The Company is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.  From June 1997 until joining the Company, Mr. Geisler was employed in various capacities with Next Marketing, Inc. (“Next”), where he most recently served as Senior Vice President.  Next is a privately held sports and event marketing firm heavily focused on motorsports.

Robert F. Hussey. Mr. Hussey was appointed to our Board of Directors in August 2006, and was elected Chairman in November 2007.  He currently serves on the Board of Directors of Axcess International, Inc. and Digital Lightwave, Inc. Mr. Hussey served as the Interim President and CEO of Digital Lightwave, Inc. from February 2005 to March 2006. From 2001 to 2005 Mr. Hussey was the Chief Operating Officer and Director of H.C. Wainwright & Co., Inc.  Mr. Hussey is currently a private consultant.  His office address is 590 Madison Avenue, Fifth Floor,
New York, New York 10022.

Cary J. Agajanian.  Mr. Agajanian was appointed to our Board of Directors in August 2006.  Mr. Agajanian is the founder and currently is a principal of Motorsports Management International, a multi-faceted company located at 346 N. Larchmont Boulevard, Los Angeles, California 90004, that is an industry leader in the areas of motorsports event representation, corporate consulting, and sponsorship negotiation.  For the past 10 years, Mr. Agajanian has served on Motorsports boards such as the Automobile Competition Committee of the United States (ACCUS), the American Motorcyclist Association (AMA, Vice-Chairman), the United States Auto Club (USAC), and the Sports Car Clubs of America (SCCA).  Mr. Agajanian is also the Managing Partner of Agajanian, McFall, Weiss, Tetreault and Crist, a law firm specializing in the sports, leisure and entertainment, and hospitals and medical profession industries.

Daniel W. Rumsey.  Mr. Rumsey has served as a member of our Board of Directors since July 2005, and as Secretary since July 2007.  He is currently a principal of the Disclosure Law Group, and is the founder and President of SEC Connect, LLC, and EDGAR filing agent.  The Disclosure Law Group and SEC Connect are located at 6080 Centre Drive, Suite 600, Los Angeles, California 90045.  Mr. Rumsey is also the President and Chief Executive Officer of Azzurra Holding Corporation, a public company that recently emerged from protection under Chapter 11 of the U.S. Bankruptcy Code, and is a director of XELR8 Holdings, Inc.  From March 2003 to March 2006, Mr. Rumsey held various other senior executive positions at Azzurra Holding Corporation.

     No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

     Each of Messrs. Carter, Deery, Geisler, Hussey, Agajanian and Rumsey are citizens of the United States.

Item 4.  Terms of the Transaction.

Regulation M-A Item 1004(a) and (c)-(f)

  (a) Material Terms. The information set forth in the Information Statement under the captions "Summary of Term Sheet," "Questions and Answers About the Reverse Stock Split," "Structure of the Reverse Stock Split," "Special Factors," "Description of the Reverse Stock Split," "Financing of the Reverse Stock Split," "Costs of the Reverse Stock Split" and "Recommendation of the Board; Fairness of the Reverse Stock Split -- Reservation of Rights" is incorporated herein by reference.

     (b) Purchases.  Not applicable.

     (c) Different Terms. The information set forth in the Information Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split," "Structure of the Reverse Stock Split," "Special Factors," "Description of the Reverse Stock Split -- Holders as of Effective Date; Net Effect After Reverse Stock Split," and "Description of the Reverse Stock Split -- Exchange of Certificates for Cash Payment or Shares" is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Information Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split" and "Description of the Reverse Stock Split -- Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption "Fairness of the Reverse Stock Split to Stockholders -- Procedural Fairness to All Stockholders" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a)-(c) and (e)

(a) Transactions. The information set forth in the Information Statement under the captions "Special Factors -- Background of the Reverse Stock Split" and "Interests of Certain Persons" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Special Factors -- Background of the Reverse Stock Split" "Interests of Certain Persons", and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Information Statement under the captions "Special Factors -- Background of the Reverse Stock Split," "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

      (d) Conflicts of Interest. The information set forth in the Information Statement under the caption "Fairness of the Reverse Stock Split to Stockholders -- Procedural Fairness to All Stockholders" and "Interests of Certain Persons" is incorporated herein by reference.

      (e) Agreements Involving the Company's Securities.  The information set forth in the Information Statement under the caption "Fairness of the Reverse Stock Split to Stockholders -- Procedural Fairness to All Stockholders", "Special Factors -- Background of the Reverse Stock Split", and "Interests of Certain Persons" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a), (b) and (c)(1) through (c)(8)

     (a) Purposes.  The information set forth in the Information Statement under the captions "Summary Term Sheet",  "Questions and Answers About the Reverse Stock Split", and “Reasons for and Purposes of the Reverse Stock-Split”, is incorporated herein by reference.

     (b) Use of Securities Acquired. The Company will make a cash payment of $0.10 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split. The fractional shares acquired in the Reverse Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

     (c) Plans.

          (1)      None.

          (2)      None.

          (3)      The information set forth in the Information Statement under the captions "Summaryof Terms of Reverse Stock Split," "Questions and Answers About the Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors -- Effect of the Reverse Stock Split on Option Holders, Holders of Purchase Warrants" "Special Factors -- Financial Effect of the Reverse Stock Split," and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

         (4)      None.

         (5)     The information set forth in the Information Statement under the caption "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (6)       The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Questions and Answers About the Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors -- Fairness of the Reverse Stock Split to Stockholders – Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (7)      The information set forth in the Information Statement under the captions "Summaryof Terms of Reverse Stock Split," "Questions and Answers About Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors -- Fairness of the Reverse Stock Split to Stockholders -- Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (8)      The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Questions and Answers About Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors -- Fairness of the Reverse Stock Split to Stockholders -- Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

     (a) Purposes. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split" and "Special Factors -- Background of the Reverse Stock Split" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Special Factors -- Strategic Alternatives Considered" and "Special Factors -- Background of the Reverse Stock Split" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split" and "Special Factors -- Background of the Reverse Stock Split" is incorporated herein by reference.

     (d) Effects. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Structure of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors -- Potential Disadvantages of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders," "Special Factors -- Effect of the Reverse Stock Split on Option Holders, Holders of Purchase Warrants," "Special Factors -- Financial Effect of the Reverse Stock Split," "Special Factors -- Federal Income Tax Consequences of the Reverse Stock Split," "Financing of the Reverse Stock Split," "Costs of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

Regulation M-A Item 1014

     (a) Fairness. The information set forth in the Information Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split," "Special Factors – Strategic Alternatives Considered," "Special Factors -- Background of the Reverse Stock Split," "Special Factors -- Fairness of the Reverse Stock Split to Stockholders" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

     (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse Stock Split," "Special Factors -- Strategic Alternatives Considered," "Special Factors -- Background of the Reverse Stock Split," "Special Factors -- Fairness of the Reverse Stock Split to Stockholders" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split" and "Description of the Reverse Stock Split -- Vote Required" is incorporated herein by reference.

     (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of Directors. The Reverse Stock Split was approved unanimously by the Company's Board of Directors, including Robert F. Hussey, Cary J. Agajarnian and Daniel W. Rumsey, the members of the Board of Directors who are not also employees of the Company. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Special Factors -- Background of the Reverse Stock Split," "Description of the Reverse Stock Split -- Vote Required" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (f) Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

     (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," "Special Factors -- Fairness of the Reverse Stock Split -- Fairness Opinion," "Special Factors -- Fairness of the Reverse Stock Split – Absence of Opinion of a Fairness Opinion" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions "Special Factors -- Background of the Reverse Stock Split," "Special Factors -- Fairness of the Reverse Stock Split -- Fairness Opinion," "Special Factors -- Fairness of the Reverse Stock Split – Absence of a Fairness Opinion" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (c) Availability of Documents. Not applicable.

Item 10.   Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

     (a) Source of Funds. The information set forth in the Information Statement under the caption "Financing of the Reverse Stock Split" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Information Statement under the caption "Financing of the Reverse Stock Split" is incorporated herein by reference.

     (c) Expenses. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors -- Financial Effect of the Reverse Stock Split" and "Costs of the Reverse Stock Split" is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 11.   Interest in Securities of the Subject Company.

Regulation M-A Item 1008

     (a) Security Ownership. The information set forth in the Information Statement under the captions "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Information Statement under the caption “Interests of Certain persons” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

Regulation M-A Item 1012(d) and (e)

     (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split," "Special Factors -- Background of the Reverse Stock Split," "Description of the Reverse Stock Split – Vote Required" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference. All of the Company's officers and directors have consented to the Reverse Stock Split.

     (e) Recommendations of Others. The information set forth in the Information Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split," "Special Factors -- Background of the Reverse Stock Split" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

Item 13.  Financial Statements.

Regulation M-A Item 1010(a)-(b)

     (a) Financial Statements.

         (1) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

         (2) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

         (3) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

         (4) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

     (b) Pro Forma Information. Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

     (a) Solicitations or Recommendations. Not applicable.

     (b) Employees and Corporate Assets. Not applicable.

Item 15.   Additional Information.

Regulation M-A Item 1011(b)

     (b) Other Material Information. The information set forth in the Information Statement, including the annex thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.   Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

     (a) The Company's Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD RACING GROUP, INC.

By: /s/ BRIAN M. CARTER
Name: Brian M. Carter
Title: President and Chief Executive Officer

Dated: February 18, 2009

VICIS CAPITAL MASTER FUND

By: Vicis Capital LLC, Investment Advisor By: /s/ KEITH HUGHERS
Name: Keith Hughes
Title: Chief Financial Officer

Dated: February 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).